ANNUAL INFORMATION FORM

FOR THE YEAR ENDED SEPTEMBER 30, 2006

AS AT DECEMBER 22, 2006

ITEM 1	TABLE OF CONTENTS

ITEM 2	PRELIMINARY NOTES

Incorporation of Financial Statements and Proxy Circular

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements are discussed herein and include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporated by reference into this annual information form (the “Annual Information Form” or “AIF”) are the audited consolidated financial statements and Management Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the fiscal years ended September 30, 2006 and September 30, 2005 together with the auditor’s report thereon. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using Canadian dollars.

Documents incorporated by reference in this AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Taseko, copies of which are available on request from the offices of Taseko or on the SEDAR web site (www.sedar.com).

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated. .

The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF the following defined terms have the meanings set forth below:

AMEX	The American Stock exchange, one of the two stock exchanges on which the Common Shares are listed.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Epithermal deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometer of the earth’s surface, often as structurally controlled veins.

Flotation
Flotation is a method of mineral separation whereby after crushing and grinding ore, froth created in a slurry by a variety of reagents, causes some finely crushed minerals to float to the surface where they are skimmed off.

Induced Polarization (“IP”) Survey
A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity. IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz.

Mineral Deposit	A deposit of mineralization, which may or may not be ore, the determination of which requires a comprehensive feasibility study.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Solvent Extraction/ Electrowinning ("SX/EW")
Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

TSX	The Toronto Stock Exchange, one of the two stock exchanges on which the Common Shares are listed.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed in 2000 by the Canadian Institute of Mining. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

“Mineral Resource” means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such greater quality that extraction of the material at a profit is currently or potentially possible. “Inferred Resource” means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. “Indicated Resource” means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. “Measured Resource” means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

“Mineral Reserve” is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources.

“Probable Reserve” means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures.

“Proven reserve” is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan.

ITEM 3	CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act of the Province of British Columbia (superseded in 2004 by the British Columbia Corporations Act).

Taseko has one active wholly controlled subsidiary, Gibraltar Mines Ltd. (“Gibraltar”), and two non-material, inactive subsidiaries, Cuisson Lake Mines Ltd. (which is 70% owned), 688888 BC Ltd. (which is wholly owned). Taseko Acquisitionsub Ltd. (which is wholly owned) was inactive in fiscal 2006 but is now engaged in a take-over contest for control of bcMetals Corporation as further described herein. Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued preferred shares

The head office of Taseko is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys Lang Michener LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

In this Annual Information Form, the terms “Company” or “Taseko” refer to Taseko Mines Limited and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary of this Annual Information Form.

ITEM 4	GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
	2006	2005	2004
Balance Sheets		(restated)	(restated)
Current assets	$149,446,742	$58,380,111	$18,064,003
Mineral properties	2,628,000	3,000	3,000
Other assets	145,386,341	132,613,767	112,799,415
Total assets	297,461,083	190,996,878	130,866,418

Current liabilities	47,861,378	52,204,979	40,354,912
Other liabilities	148,665,895	109,682,344	95,426,763
Shareholders’ equity	100,933,810	29,109,555	(4,915,257)
Total liabilities & shareholders’ equity	$297,461,083	$190,996,878	$130,866,418

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
	2006	2005	2004
Statements of Operations		(restated)	(restated)
Revenue	$161,900,063	$87,638,300	$–
Cost of sales	(103,627,678)	(71,348,118)	–
Amortization	(3,412,048)	(2,657,165)	17,296
Operating profit (loss)	$54,860,337	$13,633,017	$(17,296)

Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Exploration	3,544,081	505,586	4,597,968
Foreign exchange loss (gain)	(288,801)	34,080	–
Loss on sale of equipment	–	2,160,992	–
Loss on extinguishment of capital leases	240,049	–	–
General and administration	5,286,039	2,411,688	2,693,067
Ledcor termination fee	3,500,000	–	–
Interest and other income	(7,170,301)	(10,547,609)	(5,154,209)
Interest expense	4,593,622	3,175,353	–
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	–	5,095,249
Refinery project	–	–	–
Restart project	–	6,346,650	14,982,008
Stock-based compensation	3,182,102	1,129,026	5,172,244
Write down of mineral property acquisition costs	–	–	28,810,296

Earnings (loss) before income taxes	$38,961,447	$5,767,773	$(58,622,624)

Current income tax expense (recovery)	4,397,000	(4,099,000)	23,744,000
Future income tax expense (recovery)	1,648,000	(13,423,000)	–
Earnings (loss) for the year	$32,916,447	$23,289,773	$(82,366,624)

Basic earnings (loss) per share	$0.29	$0.23	$(1.10)
Diluted earnings (loss) per share	$0.26	$0.21	$(1.10)

Basic weighted average number of common shares outstanding	113,553,556	100,021,655	75,113,426
Diluted weighted average number of common shares outstanding	126,462,009	110,732,926	75,113,426

Overview of Operations

Taseko’s business is focused on enhancing production of copper and molybdenum from its Gibraltar mine and on acquiring and advancing development of large tonnage mineral deposits which, under metals price assumptions that fall within historical averages, are potentially capable of supporting a mine for 10 years and longer. Taseko endeavours to apply advanced mining and recovery techniques to these projects. Taseko’s operating Gibraltar mine as well as its undeveloped copper/gold projects, known as Prosperity and Harmony, each host such larger tonnage mineral deposits. The Gibraltar mine is a copper and molybdenum mine that restarted operations in October 2004 after being on standby for several years. The Prosperity and Harmony projects are advanced stage exploration projects although mineralization at Prosperity and Harmony has not at this time been determined to constitute a proven or probable reserve of ore.

After focusing on recommence of production at Gibraltar over fiscal 2005, fiscal 2006 saw the Company re-initiate environmental and economic assessments of the Prosperity project. Assessments and related work will continue because prevailing copper and gold prices suggest new opportunities for the Harmony project. Taseko believes much of the investment value in its Common Shares is derived from the potential economic value that can be derived from the large amount of contained metals on its projects. Taseko management believes that there will continue to be relatively strong demand for copper, molybdenum and gold for the near future in any event and longer term there will be a continuing need to replace depleted reserves, ultimately subjecting value of the resources on Taseko’s projects to appreciate. Taseko’s management believes that metal prices are presently sufficient to warrant detailed reassessment of the development potential of Prosperity currently, and at the Harmony project at some future time.

The principal business events in Taseko’s 40-year history are (most important and recent matters first):

(i)	the acquisition of the mothballed Gibraltar copper mine (July 1999) and its restart in October 2004;

(ii)

the acquisition of the Prosperity project and exploration and pre-feasibility engineering thereof (principally 1991 to date). Exploration expenses to the extent of some $44.7 million have been incurred in 155,000 metres of drilling which has demonstrated continuity of a deposit with estimated measured and indicated resources of 1.0 billion tonnes grading 0.41 grams gold per tonne and 0.24 percent copper; and

(iii)	the acquisition of the Harmony Project in 2002.

In fiscal 2006, Taseko had operating revenue of $161.9 million from operations at its Gibraltar mine. Historically, it has also had annual interest income as a consequence of investing surplus funds pending the completion of exploration programs.

Taseko and its subsidiaries own their mining projects outright. Mining operations are subject to extensive government regulation which affect the right to exploit ownership. In fiscal 2004, the Gibraltar mine obtained government permitting and re-started the mine in early October 2004; commercial production started on January 1, 2005. The Prosperity project is well advanced in the requisite preparatory engineering and analysis in order to initiate mine development permitting applications to the relevant government authorities. The capital costs of placing the Prosperity project into production are dependent on a final mining through–put decision which has not been determined. The Harmony project has not been significantly moved towards mine development permitting since a period of active exploration during the late 1990s further described herein.

The provincial government of British Columbia (“the Province”) and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and others claiming to hold a stake in the outcome of mining activity. The Company’s management believes is an improving level of public acceptance in British Columbia that responsible mining projects can make a positive contribution to the Province and the local communities where these projects are located. This has enabled the Company to have a positive dialogue with local communities and government agencies about moving Prosperity’s mine evaluation process forward.

During fiscal 2006, the Company exercised its right to acquire certain of Gibraltar’s mine haul trucks and a mining shovel held under capital leases from a former joint venture partner, for approximately US$12.5 million. The purchase caused the capital lease obligation to be eliminated and the assets under capital lease to be reclassified as property, plant and equipment.

Investment in Continental Minerals Corp.

In August 2006, the Company invested $11.5 million of its surplus working capital in a Convertible Secured Promissory Note of Continental Minerals Corporation (“Continental”), a public company with certain directors in common with the Company . The one year Note provides for interest at the rate of 16% per annum payable monthly and is payable in cash or, at the Company’s election, in Continental common shares. The Note is secured by an indirect pledge of Continental’s interest in a copper property located in China. The Company has the right to convert any or the entire principal then outstanding under the Note, plus a 5% premium, into Continental common shares at $2.05 per share if the conversion right is exercised within the first six months, or at $2.25 per share if exercised in the second six months. Continental shares traded in the $2.20 range on December 22, 2006.

US$30 Bond Offering

On August 29, 2006, the Company issued US$30 million in principal amount of five year convertible bearer bonds due in 2011 (the "Bonds") to qualified institutional buyers in Europe. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company. The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry a coupon interest rate of 7.125% per annum. The Bonds are convertible at the holder’s option after 40 days from issuance until August 19, 2011 into Common Shares at a conversion price of US$3.35 ($3.76), that is up to 8,955,224 Common Shares, which represented a premium of approximately 40% over the trading price of the Common Shares at August 29, 2006. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bond into the number of shares as set out above, if the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days. On August 29, 2009, the Bondholders have a one time right to redeem the Bonds at 100.60% . Debt issuance costs of $1.4 million were incurred upon closing of the transaction and are being amortized over the first redemption term of the Bonds. The Bonds contain certain anti-dilution provisions if the Company issues Common Shares below specified prices.

Take-Over Bid for bcMetals Corporation

On November 23, 2006, Taseko launched a $1.05 per share take-over bid offer for all of the outstanding shares of bcMetals Corporation (“bcMetals”) a publicly traded company on the TSX Venture Exchange. Taseko increased the price of its bid to $1.10 per share on December 22, 2006 and if 100% successful, the acquisition of bcMetals would cost Taseko in the $45 million range although Taseko’s minimum tendering requirement is for bare control of bcMetals (50% plus one of bcMetals fully diluted common shares). bcMetals holds a controlling interest in the undeveloped Red Chris copper-gold project in northern British Columbia. The results of a feasibility study on the Red Chris project were announced by

bcMetals earlier in 2006 and are available at www.SEDAR.com. under “bcMetals Corporation” The particulars of Taseko’s bid can also be found at that internet site and are currently subject to rapidly changing circumstances because Taseko’s bid is competing with a bid from Imperial Metals Corporation. Taseko’s bid is subject to certain conditions, including that a bare majority of bcMetals shares are tendered to the bid (inclusive of the 1,791,600 shares of bcMetals (4.6%) already purchased by Taseko at a price of around $1.02), that there are no adverse changes or other events affecting bcMetals prior to expiry of the bid (currently January 10, 2007 but subject to extension) and that Taseko determines prior to expiry of the bid that that certain lawsuits involving bcMetals constitute an acceptable risk.

Significant Acquisitions and Significant Dispositions

None although the potential acquisition of control of bcMetals Corp pursuant to a Taseko take-over bid described above will constitute a significant acquisition in fiscal 2007 if the bid is successful.

ITEM 5	DESCRIPTION OF BUSINESS

Figure 1 - Location of the Company's properties in British Columbia, Canada

The Gibraltar Mine

1999 Acquisition Terms

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine from Boliden Westmin (Canada) Limited (“Boliden”) and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for ongoing reclamation. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing British Columbia Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden. Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar mine of

$36.7 million and Taseko guaranteed Gibraltar’s obligations to Boliden. The principal sum advanced under the debenture is convertible into Taseko common shares in the first year at Cdn$3.14 per Taseko share. The conversion price escalates Cdn$0.25 per Taseko share each year over the 10-year term of the debenture on each July 19th anniversary of closing. The conversion price at September 30, 2006 is Cdn$4.89 per Taseko share. The debenture is due on July 19, 2009. After five years, the debenture can be converted at Taseko’s option at then-prevailing market prices for Taseko shares or paid out in cash at Taseko’s election. Taseko retains certain rights of first refusal respecting any proposed sale of shares acquired by Boliden under the debenture. Taseko has initiated a lawsuit against the current owner of the Boliden debenture claiming a right of offset in the amount of approximately $3.5 million in connection with an alleged misrepresentation under the terms of the 1999 acquisition agreements.

Termination of 2004 Gibraltar-Ledcor Joint Venture

During the fiscal year, the Gibraltar Mine was operated under a Joint Venture Operating Agreement (“the Joint Venture”) with Ledcor CMI Ltd. (“Ledcor”). Taseko, through its wholly owned operating subsidiary Gibraltar, had an 85% interest in any residual profits of the Joint Venture (i.e. profits after payment of usage fees to the participants for contributed assets and services) and Ledcor had a 15% interest in any residual profits. The joint venture terminated upon Ledcor’s notice of withdrawal and effective November 5, 2006, Taseko assumed responsibility for and all benefits from Gibraltar Mine operations, subject to certain limited indemnification and other rights in favor of Ledcor.

Gibraltar Mine-Location, Access and Infrastructure

The Gibraltar mine area consists of 251 mineral claims, 30 mining leases, and some ancillary fee simple real estate held by Gibraltar. The mine site covers approximately 109 square km, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 km north of the City of Williams Lake in south-central British Columbia, Canada. Access to the Gibraltar mine from Williams Lake is via Highway 97 to McLeese Lake. From McLeese Lake, a paved road provides access to the Gibraltar mine site. The total road distance from the City of Williams Lake to the Gibraltar mine is 65 km and motor vehicle travel time is approximately 45 minutes.

The Canadian National Railway has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean port of North Vancouver. A rail siding and storage shed for the shipment of concentrate is located 26 km from the mine site. Electricity is obtained from the British Columbia Hydro and Power Authority (“BC Hydro”). Natural gas is provided by Avista Energy and Terasen Gas (formerly BC Gas). The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar mine.

The Gibraltar mine mineral claims cover an area of gentle topography; local relief is in the order of 200 m. The plant site is located at an elevation of approximately 1,100 m above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. Average annual precipitation at the site averages 51 cm, of which about 17 cm falls as snow. Maximum snow depth is about 1 m, most of which falls in late February.

History

The earliest record of work at the Gibraltar mine is found in the 1917 British Columbia Minister of Mines Annual Report, which describes the activities of Joseph Briand and partners exploring copper-bearing quartz veins just west of the current Pollyanna pit.

The early 1960s marked the entry of the major mining companies into the Granite Mountain area and the subsequent introduction of modern exploration techniques, which ultimately led to the discovery of the mineral deposits. In this environment, the most effective exploration tools were soon found to be Induced Polarization (“IP”) geophysics and diamond drilling.

Mine production began in March 1972 and the mine operated more or less continuously from 1972-1998. Production to the end of 1998 totalled 1.86 billion lb of copper and 19.7 million lb of molybdenum from 336 million tons milled. Reconciliation studies on a number of open pit stages demonstrated good correlation between reserve estimates and actual production. The Gibraltar mine has also produced cathode copper by leaching both low grade dump material and leachable oxide material from the pits using sulphuric acid and natural bacteria, and processing by solvent extraction-electrowinning (SX/EW). Approximately 84.7 million lb of copper were recovered from 1986 to 1998.

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff also completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing. In August 2000, a property-scale IP survey was initiated. Interpretation of the results was completed in the spring of 2001, identifying deposit-scale anomalies. Some of these anomalies were followed up by drilling in 2003. Significant copper mineralization was encountered in the 98 Oxide Zone, indicating potential for a mineral resource in this area.

At October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off and 16.5 million tons of oxide reserves grading 0.148% Cu at a 0.10% acid soluble copper cut-off. The Gibraltar re-start decision was based on the initial four years of the 12-year mine plan. Open pit pre-development work began in the Pollyanna pit area in June 2004 and exposed ore grade material allowing for continuous mill feed for 3.3 years.

A core drilling program, encompassing 40 holes (23,000 ft) for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone, was carried out in September and October 2005. Ten holes of exploratory drilling did not expand the resources at the 98 Oxide Zone. However, drilling at the Granite Lake and PGE Connector Zones and a detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of price and mining cost projections allowed for expansion of the previously defined pits. Using long term metal prices of US$1.10/lb for copper and US$6.00/lb for molybdenum for the estimates, the overall mineral reserves, as of October 1, 2005, increased to 194 million tons grading 0.31% copper and 0.010% molybdenum. Additional measured and indicated resources were 610 million tons grading 0.28% copper and 0.008% molybdenum. Both estimates were done at a 0.20% copper cut-off.

Property Geology

The Gibraltar mine generally consists of seven separate mineralized zones. Six of these – Pollyanna, Granite Lake, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about six km to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The

Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of Pollyanna, Granite Lake and the Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar East deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. Gibraltar West and Gibraltar West Extension deposits are contained within a large complex shear zone.

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar East and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite Lake and Sawmill deposits.

Exploration in 2006

A 61,500 foot drilling program was carried out in 2006. The program was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth. The work successfully met these objectives and, as announced on December 12, 2006, modeling and mine plan development resulted in a reserve increase of 74 million tons (see Estimates of Mineralization below).

A second phase of drilling was initiated in the fall of 2006, targeting those areas below and between the Granite Lake and Pollyanna Pits.

Sampling and Analytical Procedures

To September 30, 2006, 61,500 feet of NQ sized core was drilled. All drill core was photographed, then logged and sampled by technical staff under the supervision of a qualified person. All exploration core was split into two pieces using a mechanical core splitter, with half of the core sent for analyses and the other half retained for audit purposes. All production core was whole core sampled for analyses. Average sample length is three metres (10 feet).

Samples from the Gibraltar exploration project are stored at a secure facility at the Gibraltar Mine prior to being shipped to Vancouver laboratories for preparation and analysis. Assayers Canada prepared and analyzed 80% of the samples and ALS Chemex prepared and analyzed 20% of the samples. Sample preparation consisted of weighing, drying and crushing the entire sample to >70% passing -2 mm and then pulverizing a 250 g split to >85% passing 75 micron mesh. Total copper and molybdenum determinations are by reagent digestion followed by Atomic Absorption Spectroscopy (AAS) finish. Laboratory Quality Assurance/Quality Control (QAQC) is monitored using assay standards and blanks submitted by Taseko, and duplicate samples submitted to Acme Analytical Laboratories in Vancouver.

QA/QC Procedures

The following Quality Assurance/Quality Control Protocols were implemented for the 2005 and 2006 drilling programs to ensure that accurate, precise and reproducible analytical results are obtained.

  Every twentieth sample is re-split from the crushed drill core reject and analyzed at a second laboratory (Assayers Canada) to ensure accurate sampling. A table and chart of mainstream vs. re-split sample assays is maintained.

  Two standards, known to the geologist, are randomly numbered and added to each sample batch of 33 drill core samples to test the laboratories ability to reproduce results. A table and chart of the standard assays is maintained.

  One randomly numbered silica blank sample is also added to each sample set submission (of 33 samples) to ensure that samples, solutions and apparatus are not contaminated.

  Reject assay pulps are placed in labeled bags and stored as sets corresponding to their diamond drill hole, for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.

  Reject drill core pulps are stored in labeled bags as drill-hole sets for future reference. Each sample bag also contains an identification tag to ensure positive sample identification.

Security of Samples

At Gibraltar, a library of representative samples of the different rock types and mineralization is retained in a secured on-site core facility.

The Gibraltar mine site has restricted access. All core from the 2005 and 2006 program was drilled, transported, logged, and crushed on-site. For exploration samples (for 2005 this refers to the 98 Oxide drilling), the remaining half-core, pulps and rejects from half-core samples are retained in a secured on-site facility. For production core samples, the pulps and rejects are retained in a secured on-site facility.

Mill Expansion Project

Work on an expansion and upgrade to the concentrator facility at the Gibraltar mine commenced in the third quarter of fiscal 2006. Engineering and procurement is proceeding on schedule, with engineering approximately 70% complete. The upgrade and expansion project should provide for increased copper production capacity of the Gibraltar mine to 100 million pounds of copper per year by 2008.

The mill expansion is fully underway. Outside earthworks and foundation pours for the 10.4 -meter diameter SAG mill and associated buildings are approximately 60% completed. The focus of construction activities moved inside the main mill building during the winter months to continue with the installation of the nine new 160 cubic meter flotation cells. All major components have been ordered and are confirmed to arrive at the site on time. Contracts for engineering, procurement and construction management, earthworks, civil engineering, and building erection have been let and contracts for mechanical and electrical installation are pending. Final cost projections are expected in the near future and will include detailed estimates for piping, pumping, electrical, and instrumentation installations.

Solvent Extraction/Electrowinning Plant Restart

Rehabilitation of Gibraltar’s SX/EW plant has also been completed. All oxide material required for the restart of the SX/EW plant is in place and solvent distribution systems have been installed. Commissioning has begun and full production is expected in January 2007. Copper production from the

SX/EW plant is expected to be 3.6 million pounds in 2007 with approximately 7 million pounds annually going forward.

Mining Operations

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The mine is planned to enable excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later treatment in the mill. In addition, a portion of the low grade sulphide and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant. The oxide material was stockpiled during the year.

Production in 2006

The following table is a summary of the Gibraltar Mine operating statistics for the 2006 fiscal year compared to the previous year.

	Fiscal 2006	Fiscal 2005
Total tons mined (millions)[1]	38.4	40.0
Tons of ore milled (millions)	10.9	11.5
Stripping ratio	2.44	2.31
Copper grade (%)	0.285	0.314
Molybdenum grade (%MoS2)	0.015	0.017
Copper recovery (%)	79.1	76.2
Molybdenum recovery (%)	41.2	23.1
Copper production (millions lb)	49.1	54.8
Molybdenum production (thousands lb)	821	427
Copper production costs, net of by product credits[2] , per lb of copper	US$1.25	US$0.87
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.25	US$0.28
Total cash costs of production per lb of copper	US$1.50	US$1.15

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold. Unit costs were lower in fiscal 2005 because molybdenum prices and pounds of copper produced were higher.

Year-end Reconciliation of Reserves

The reserves at fiscal 2006 year end were estimated by Gibraltar management. All mining in fiscal 2006 took place in the Pollyanna stage 4 pit. Approximately 11 million tons were mined.

Estimates of Mineralization

Modeling and mine plan development subsequent to year end resulted in a 40% increase in proven and probable reserve estimates in the Granite Lake deposit. The mine production plans and economic analysis meet the requirements of Canadian securities regulations to upgrade resources to reserves but a life of mine plan has not yet been formalized and approved by the Company’s board of directors. Under present mine operating parameters of 36,000 tons milled per day, this addition to reserves extends the mine life to 21 years. Upon completion of the mill expansion in December 2007 to 46,000 tons per day, Gibraltar mine life will be approximately 15 years.

Gibraltar Mineral Reserves at October 1, 2006 at 0.20% Copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven Probable	17.2 1.4	0.335 0.276	0.011 0.009
	Subtotal	18.6	0.331	0.011
PGE Connector	Proven Probable	43.0 13.3	0.297 0.278	0.010 0.014
	Subtotal	56.3	0.293	0.011
Granite Lake Granite Lake Additional	Proven Probable Proven Probable	97.0 10.5 60.6 13.4	0.318 0.317 0.334 0.326	0.009 0.006 0.011 0.011
	Subtotal	181.5	0.324	0.010
Total		256.4	0.318	0.010

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P. Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. The estimates used long term metal prices of US$1.50/lb for copper and US$8.00/lb for molybdenum and a foreign exchange of C$0.88 per US dollar. A technical report containing additional resource and reserve particulars is expected to be publicly available through filing on www.sedar.com in January 2007.

In addition to the above reserves, the mineral resources are estimated to be:

Gibraltar Mineral Resources at 0.16% to 0.20% Copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	414 197	0.284 0.272	0.008 0.007
Total	611	0.280	0.008

There are also oxide reserves, unchanged from previous estimates.

Oxide Reserves at October 1, 2006[1] at 0.10% Acid Soluble Copper cut-off
Pit	Category	Tons (000’s)	Acid Soluble Copper %
Pollyanna PGE Connector	Measured Indicated Measured Indicated	2,200 160 13,600 440	0.137 0.185 0.150 0.130
	TOTAL	16,500	0.148

(1)	2.2 million tons of the oxide material (from the Pollyanna deposit) has been mined and moved to stockpiles.

Environmental

There have been no material environmental non-compliances incidents since the mine re-opened.

A comprehensive mine closure report containing an assessment of reclamation and long term environmental costs is produced approximately every 5 years. The most recent reclamation plan and closure report, dated February 26, 2003, was approved by the BC Ministry of Energy and Mines (“MEM”) in 2004. This report states that the total closure costs, including covering rock piles with 1.0 m of till, would be $36.9 million. The Ministry of Mines agreed to consider Gibraltar’s request to reduce the thickness of the till cover to 0.5 m. If approved, this would reduce final closure costs to $32.9 million. The permit requires that the reclamation liability outlined in the final closure and reclamation report be covered by $18.5 million in a Reclamation Trust. The additional liability is covered by MEM having a first charge on equipment owned by Gibraltar.

During the fourth quarter of fiscal 2006, the Company contributed $13 million into its reclamation trust fund, fully funding its reclamation liability for the Gibraltar mine. The first charge on equipment owned by Gibraltar was released.

In 2002, Gibraltar and the Cariboo Regional District completed studies and agreed to develop a landfill site on waste dumps in an area that would not be needed for future operation of the mine. The landfill provides reclamation credits to the land it occupies, as well as revenues. Operations began in October 2003 and have continued through fiscal 2005 and fiscal 2006.

Labour

There were no lost time accidents during the fourth quarter or over the fiscal year. The number of personnel at the end of the year was 282, compared to 281 at the end of the previous quarter and 248 at the end of fiscal 2005.

Effective November 5, 2006, Taseko assumed responsibility for all matters in connection with the Gibraltar Mine. On-site full time staff and hourly Ledcor employees were informed in July that their employment would be transferred to Gibraltar as a result of the termination of the Gibraltar-Ledcor joint venture. The transfers were completed on November 5, 2006.

Plans for 2007

Forecasted metal production for 2007 is 60-70 million pounds of copper and one million pounds of molybdenum. Total copper production is expected to increase from that achieved in 2006 through a combination of improved ore grade, increased mill throughput from improved mill mechanical availability, and the additional production of cathode copper from the rehabilitated SX/EW plant. With the expected higher grade and improved mill throughput, molybdenum production will also increase from 2006.

Prosperity Project

Location, Access, and Infrastructure

The Prosperity project consists of 211 mineral claims covering the mineral rights for approximately 85 square km of south-central British Columbia, Canada. The property is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake.

Access from Williams Lake is via Highway #20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192km. The Canadian National railway services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity project, a natural gas transmission pipeline is situated 112 km northeast of the Prosperity project, and ample water is available nearby for a mining operation.

Exploration History

Prospectors discovered mineralization in the 1930’s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totaling approximately 27,200 m. This work helped define the Prosperity project mineralization to a depth of 200 m, and outlined a copper-gold mineralized zone approximately 850 m in diameter.

Taseko carried out ongoing and systematic exploration programs from 1991 – 1999, increasing drilling to 154,631 m in 452 holes, and including progressive engineering, metallurgical and environmental studies.

The Prosperity project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the Annual Information Forms filed by Taseko from 2001 to 2004.

Security of Samples

Drill core was stacked and stored on the property. Pulps and rejects from core samples were generally stored by the analytical facility for one year, then acquired by the Company and stored in a secured facility in Port Kells. All rejects have been discarded by the Company but all pulps acquired since 1991 remain in Port Kells.

Estimates of Mineralization

In 1998, G. Giroux, P. Eng., reported estimated measured and indicated mineral resources of 1.0 billion tonnes at 0.41 grams Au/tonne and 0.24% Cu and an inferred resource of 0.2 billion tonnes grading 0.25 grams Au/tonne and 0.21% Cu at a 0.14% copper cut-off. This mineralization is not currently considered to be economic and is subject to on-going review.

Historical Engineering Studies

Historical engineering work is outlined in previous Annual Information Forms filed by Taseko. This work included:

  Comprehensive metallurgical tests by Melis Engineering Ltd.
  Detailed Project Pre-feasibility Study by Kilborn Engineering Pacific Ltd.
  Pilot plant metallurgical programs and bulk sample processing by Lakefield Research Limited
  Milling review by G&T Metallurgy
  Waste and tailings storage studies and design, pit dewatering and slope design by Knight Piesold Ltd.
  Construction parameters by Merit Consultants International
  Open pit mine design, plans, capital and operating costs by Nilsson Mine Services Ltd. and Gibraltar Mines Ltd.
  Concentrate salability by Butterfield Mineral Consultants Ltd.
  Environmental and socio-economic studies by Triton Environmental Consultants
  Transmission line design by Ian Hayward International Ltd.

From 2000-2005 work on Prosperity was deferred as the Company turned its attention to re-starting the Gibraltar mine.

Current Engineering Details

In November 2005, work was re-initiated on the Prosperity Gold-Copper Project.

As described above, Taseko carried out extensive exploration, engineering, mine planning, environmental, and socio-economic studies on the Prosperity project prior to 2001. This also included two years in the British Columbia Environmental Assessment (BCEA) process. In 2005, Taseko was granted an extension order for the Prosperity Project Application under the BCEA process until April 30, 2007.

Since November 2005, Taseko technical staff and outside consultants have been reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This has included re-examination of optimal mining rates and mining equipment size, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and realizing the potential improvements which could be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The Company has also reassessed major infrastructure plans such as the on-site facilities construction materials and techniques necessary to fully take advantage of further reduced capital and operating costs.

The Company retained the engineering firm SNC Lavalin to update the 2000 feasibility study, including a mill redesign and costing study. The initial focus of the overview study was to redesign the concentrator, in particular, utilizing a large diameter single SAG (semi-autogenous grinding) mill as opposed to multiple smaller SAG mills. In addition, identification and “scoping” of opportunities to further reduce capital and operating costs was completed.

Modifications incorporated during the review included:

  one large SAG mill rather than two smaller units. In a SAG mill a rotating drum throws large rocks and steel balls in a cataracting motion which causes impact breakage of larger rocks and compressive grinding of finer particles. Attrition in the charge causes grinding of finer particles. SAG is an acronym for Semi Autogenous Grinding, and applies to mills that utilize steel balls in addition to large rocks for grinding;
  three larger ball mills rather than four smaller;
  five vertical stirred tower regrind mills rather than two regrind ball mills;
  the flotation cell sizes were increased and the overall number of cells reduced;
  the building costs were modified to reflect reduced building sizes due to changes in the grinding and flotation circuits;
  sprung structures will be utilized rather than girder and cladding buildings where practical;
  the concentrate thickener and single stock tank will be located outside the process building;
  the capacity of the coarse ore storage was reduced, including a reduction in the number of reclaim conveyors from two to one, and a reduction in the number of reclaim apron feeders from ten to five; and
  the concentrate dewatering filter size was increased from 84 square metres (m2) to 120 m2.

Reviews were carried out to identify options for the handling of potentially acid generating material (PAG) waste rock and tailings. The current strategy is to store PAG sub-aqueously in the tailings basin. The revised base case estimate assumes that the tailings containment dams will be constructed using cycloned coarse tailings.

The review of the impact of escalation on the major areas of the capital costs estimate from 2000 depended on the mix of labour, materials and equipment. Escalation values between 15% and 40% have been experienced in North B.C. construction. However, for the purposes of this scoping study, a flat rate of 28% was used to reflect Statistics Canada’s Construction Index Escalation between 2000 and 2006. New estimates were provided to a scoping study level of accuracy (+/- 35%) for portions of the project where changes were made (primarily in the process plant area), or where specific updated costs were provided (such as updated electrical power costs). Fourth quarter 2006 capital cost estimates were used for major mining equipment and escalated 2000 Feasibility Study costs were used in the remaining areas.

All operating costs were reviewed, updated, and compared to present and historical Gibraltar Mine costs for reasonableness. Further study and updating of optimum mine plan input parameters to a pre-feasibility level is nearing completion and a decision on whether to convert resources to reserves based on this work will be made in the near future.

A full feasibility study was initiated in October, 2006 using Hatch consultants of Vancouver. Completion of the study is scheduled for May 2007 and its contents, when finalized, will be publicly available.

Environmental Assessment

Field work for the Environmental Impact Assessment (EIA) was essentially concluded in 2006. The field teams were comprised of Taseko personnel, expert consultants, and First Nations representatives. The goal of the 2006 field work season was to complete and validate the background data work performed in the previous studies and to close any gaps that have occurred as a result of regulatory changes over the years that the project was idle. The determination of baseline is in progress with the impact assessment component to follow. The EIA is to be substantially completed by the end of April 2007 and then will enter the review process.

Harmony Project

Gibraltar Mines Ltd, a subsidiary of Taseko Mines Limited, acquired the Harmony project in October 2001 through a transaction with Misty Mountain Gold Ltd. for consideration of $2.23 million in cash and the issuance of preferred shares in Gibraltar’s capital stock. Details of the exchange terms of these preferred shares can be found in prior Annual Information Form filings by Taseko at www.sedar.com. and in the notes to its audited financial statements

As there has not been significant exploration or development conducted on the property for several years, the Harmony Gold Property was written down to a nominal value in 2004.

Location, Access and Infrastructure

The Harmony Gold Project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the northwestern coast of British Columbia, Canada. The Harmony Gold Property comprises of 50 four post mineral claims, 37 two post mineral claims and one fractional claim, totalling 970 claim units and 24,250 ha. The deposit-area claims are in good standing until June 29, 2009.

Exploration History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and with partners, carried out detailed drilling totalling 30,116 m in 231 holes by 1984. In 1981, 465 m of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 m, and completed 117.6 m of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold acquired the project in 1989 and renamed the company to Misty Mountain Gold Ltd.

Additional drilling, metallurgical and engineering studies were carried out from 1989-1999. In 1997, preliminary mine planning by Independent Mining Consultants Inc. of Tucson, Arizona resulted an estimated of in-pit material of 64 million tonnes grading 1.52 grams Au/tonne using a 0.60 grams Au/tonne cut-off, with an overall waste to ore stripping ratio of 0.82 tonnes of waste to 1 tonne of ore.

Geology and Mineralization

The Harmony property hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 m, eastwards from the fault at least 200 m and to a depth of at least 240 m. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

In 1997, M. Nowak, P.Eng., estimated the resources in the deposit. The estimate was reviewed by Nowak et al in 2001 and the resources were classified in 2001. The measured and indicated resources are estimated to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There are additional inferred resources of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Aboriginal (or “First Nations”) Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993. The British Columbia government has stated a policy that settlements will not adversely affect existing tenures in areas subject to legal settlements.

Plans for 2007

In 2007, Taseko anticipates continuing its focus on the Gibraltar mine and Prosperity project and accordingly no material work on Harmony is contemplated for the ensuing year.

RISK FACTORS

The principal risks affecting the value of Taseko’s Common Share are:

Metals Prices Taseko’s Gibraltar mine is a “swing producer ”meaning it is a mine which is economic to operate only when copper prices are relatively high. This is because by world standards, Gibraltar mines low grade ore and hence operations become uneconomic when copper prices decline. Mineralization referred to herein as “reserves” at Gibraltar may lose that status if copper prices return to near historical lows (sub US$1.25/lb copper). Low metals prices will also adversely impact the likelihood that Prosperity or Harmony will achieve commercial mine development.

Limited Reserves The Company's ability to sustain or increase its current levels of copper and molybdenum production is dependent upon the successful identification of additional reserves at the Gibraltar mine. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels beyond the current planned life of the Gibraltar mine. Reduced production could have a material adverse impact on future years’ cash flows, results of operations and financial condition of the Company.

Taseko’s Prosperity and Harmony Properties Contain No Known Reserves of Ore Although there are known bodies of mineralization on Prosperity and Harmony Properties there are currently no known reserves or body of commercially viable ore and additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Taseko stock resale negatively impacted.

Exchange Rate Risk The Company is subject to currency exchange rate risk. The prices of copper and molybdenum oxide are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely paid for in Canadian dollars, which has recently shown strength against the United States dollar. The further strengthening in the Canadian dollar, if it continues, will negatively impact the profitability of the Company’s mining operations.

Uncertain Project Realization Values Taseko capitalizes acquisition costs incurred in connection with its projects. Due to the extended depressed price conditions in the metals markets of recent years, and in accordance with the its accounting policy, the Company wrote down the acquisition costs of each of the Prosperity and Gibraltar projects to $1,000 during fiscal 2001. As a result of inactivity, the Company wrote down the Harmony Project to $1,000 in fiscal 2004.

General Mining Risks Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any substances discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at Prosperity and Harmony, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered. Metal prices, in particular copper, molybdenum and gold prices, have fluctuated widely in recent years. Prices are determined in international markets over which the Company has no influence.

The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects.

Environmental concerns about mining in general are also a factor that may affect Taseko.

Taseko also competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

Additional mining risks include the following: reserves may not be as estimated, adverse ground conditions, adverse weather conditions, potential labor problems, and availability and cost of equipment and supplies.

Taseko’s Share Price is Volatile The market price of a publicly traded stock, especially a resource issuer like Taseko, is affected by many variables not directly related to the exploration results of Taseko, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and the American Stock Exchange suggests Taseko’s shares will continue to be volatile. Taseko shares have ranged between approximately Cdn$0.36 and Cdn$20.00 in the last 15 years.

Environmental Considerations The $36.7 million (in 2005 dollars) in existing reclamation liability related to the Gibraltar mine, and potential acid rock drainage issues at the Harmony and Prosperity projects, if developed, are the main environmental concerns relating to Taseko. Mining always entails risk of spills, pollution, reclamation, and other liabilities and obligations respecting which Taseko, like other mining companies, may be adversely affected. If these challenges are not properly assessed or if rules change that increase responsibility for such matters, Taseko could be materially adversely affected.

Significant Potential Equity Dilution Taseko had 3,483,834 share purchase options in-the-money at December 22, 2006. Taseko has a significant number of share purchase options (3,483,384), shares potentially issuable on conversion of the Boliden Debenture (currently 3,476,483 shares, see Item 5, Gibraltar Mine Acquisition Terms), convertible bonds (8,955,244) and on conversion of the Preferred Shares issued for the Harmony project as described under “Harmony project” above. All of the foregoing will likely act as an upside damper on the trading range of Taseko’s shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of Taseko remain subject to any hold period restrictions in Canada or the United States as of December 2006. The unrestricted resale of outstanding shares from the exercise of dilutive securities, including the Boliden Debenture, may have a depressing effect on the market for Taseko’s shares.

ITEM 6	DIVIDENDS

The Company has paid no dividends in any of the three fiscal years ending September 30, 2006. The Company does not pay dividends and has no plans to do so in the foreseeable future.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

Taseko's share capital consists of one class of shares, namely no par value common shares.

Common Shares

There are unlimited common shares authorized and 128,388,175 common shares without par value were issued and outstanding as fully paid and non-assessable as of September 30, 2006. As of December 22, 2006, there were 128,453,175 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide details of all share issuances effected by Taseko in the issue price per share since September 30, 2004.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Taseko.

Taseko’s securities have not received any ratings from any rating organization

Gibraltar Tracking Preferred Shares (Exchangeable for Taseko Common Shares)

A subsidiary of Taseko, Gibraltar Mines Ltd., has 12,483,916 series "A" non-voting tracking preferred shares authorized, and all of these have been issued to Continental Minerals Corporation (previously named Misty Mountain Gold Limited) as part of the Company's acquisition of the Harmony Gold Property. All Gibraltar’s common shares are owned by Taseko.

The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $4.89 (as of September 30, 2006). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

ITEM 8	MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Taseko on the Toronto Stock Exchange (TSX) for the periods listed.

	High	Low	Average Daily
	(Cdn$)	(Cdn$)	Trading Volume
Monthly
December 2006 (to December 22)	3.41	2.85	502,571
November 2006	3.05	2.47	286,395
October 2006	2.91	2.25	176,247
September 2006	2.85	2.19	230,860
August 2006	3.26	2.45	443,927
July 2006	3.25	2.68	244,720
June 2006	3.05	2.10	304,418
May 2006	4.66	2.30	1,085,031
April 2006	4.23	2.56	980,305
March 2006	2.73	1.85	561,904
February 2006	2.37	1.85	515,585
January 2006	2.07	1.44	601,366
December 2005	1.43	1.12	256,555
November 2005	1.30	1.06	113,318
October 2005	1.36	1.10	89,525

Taseko’s Common Shares also trade on the AMEX and trading information is available through free internet search services such as Yahoo Finance.

ITEM 9	ESCROWED SECURITIES

There are no shares of Taseko held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Taseko are as follows. Except where indicated, each director and senior officer of Taseko has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name, Position and	Period a Director and/or
Country of Residence	Officer of Taseko

William Armstrong, Director	Since May 2006
North Vancouver, British Columbia

David J. Copeland, Director	Since March 1994
Vancouver, British Columbia

T. Barry Coughlan, Director	Since February 2001
Vancouver, British Columbia

Scott D. Cousens, Director	Since December 1995
Vancouver, British Columbia

Robert A. Dickinson, Director	Since January 1991
Lions Bay, British Columbia

David Elliott, Director	Since July 2004
Vancouver, British Columbia

Wayne Kirk, Director	Since July 2004
San Rafael, California

Russell E. Hallbauer, President, Chief Executive Officer and Director	Since July 2005
West Vancouver, British Columbia

Jeffrey R. Mason, Secretary, Chief Financial Officer and Director	Since March 1994
Vancouver, British Columbia

John W. McManus, Vice President of Operations	Since October 2005
Vancouver, British Columbia

Ronald W. Thiessen, Chairman of the Board and Director	Since October 1993
West Vancouver, British Columbia

At the annual general meeting held in March 2006, all directors listed above, except Mr. Armstrong who was appointed a director of the company in June 2006, were re-elected to a term of office expiring at the next annual general meeting of Taseko, which is currently scheduled for March 2007. Some of the directors serve together on a number of boards of other publicly listed companies.

Although the directors manage Taseko’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to a 1996 administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”). HDI is a private company owned equally by ten public companies including Taseko. HDI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors however there are certain services agreements in place with respect to these persons which will affect any termination of services.

Principal Occupations and Other Information about Taseko’s Management

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the Teck Cominco’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines. Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	June 2006	Present
Compania Minera El Brocal	Director	January 2001	Present

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director & CEO	September 2006	Present

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a

Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present

DAVID ELLIOTT, B.Comm., ICD.D, FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of North Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

RUSSELL E. HALLBAUER – President, Chief Executive Officer and Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Homestake Mining Company	Vice President, General Counsel, and Corporate Secretary	September 1992	December 2001

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present

JOHN W. McMANUS, P.Eng. – Vice President, Operations

John W. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines.

Mr. McManus has worked in the mining industry in British Columbia for 25 years where he has gained experience in mine operations, mine engineering and environmental management. Most recently, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Prior to that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation.

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

ITEM 11	PROMOTERS

Not applicable.

ITEM 12	LEGAL PROCEEDINGS

The only legal proceedings involving Taseko are its claim for an offset of approximately $3.5 million against the current holder of the $17 million debenture issued to Boliden in 1999 in connection with the acquisition of the Gibraltar mine. The outcome of this litigation is not currently determinable.

In April of 2006, Gibraltar obtained a permit under the Environmental Management Act to release water from its tailings impoundment into the Fraser River. That Permit is currently the subject of an appeal to the Environmental Appeal Board by an aboriginal group in the Williams Lake area. That appeal is presently partly completed, with five days of evidence having been heard in Williams Lake during the first week of December, and a further eight to ten days of evidence scheduled for January of 2007. While the Respondent to the appeal is the Director under the Environmental Management Act, Gibraltar has standing to participate in the appeal as a party, and is so participating. Although the outcome of litigation can never be predicted with certainty, the assessment of management is that it is most likely that the permit will be upheld. If the permit were not upheld then the assessment of management is that the most likely result would be that Gibraltar's ability to discharge the water would be delayed for a period of time, rather than never being able to discharge water at all.

ITEM 13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by ten public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Certain of the company’s senior management is employed by HDI rather than by Taseko directly.

ITEM 14	TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15	MATERIAL CONTRACTS

Taseko’s material contracts are:

(a)

Convertible Debenture July 21, 1999 in the principal amount of CDN $17,000,000 issued by Gibraltar to Boliden Westmin (Canada) Limited pursuant to the acquisition of the Gibraltar mine (see Item 5 "The Gibraltar Mine"). Taseko is claiming a $3.5 million offset to this debenture as described herein;

(b)

Geological Management and Administration Services Agreement with Hunter Dickinson Inc. dated for reference December 31, 1996. Although material expenditures are incurred through his agreement, it can be terminated by either party on 30 days notice. (see Item 13 "Interest of Management in Certain Transactions");

(c)

Arrangement Agreement dated February 22, 2001 among Taseko, Misty Mountain Gold Limited and Gibraltar Mines Ltd. whereby Taseko caused Gibraltar to acquire the 3 million ounce Harmony Gold Project (see Item 5) in consideration of the issuance of Preferred Tracking Shares of Gibraltar which are convertible into Taseko shares in the event of a liquidation event in connection with the Harmony Gold Project.;

(d)	Agreements with the GRT Limited Partnership dated January 2004;

(e)	Royalty Agreement dated September 29, 2004 between Gibraltar Mines Ltd., Wilshire Financial Services Inc.

(f)

Call Option Agreement dated September 29, 2004 among: 688888 B.C. Ltd., Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership.

(g)	Funding Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(h)	Funding Pledge Agreement dated September 29, 2004 between Wilshire Financial Services Inc., Gibraltar Mines Ltd. and Alberta Capital Trust Corporation

(i)

Pledge, Priorities and Direction Agreement dated September 29, 2004 among Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership, and Wilshire (GP) No. 2 Corporation, in its capacity as general partner on behalf of all of the partners of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 B.C. Ltd., Wilshire Financial Services Inc, Alberta Capital Trust Corporation, Wilshire (GP) No. 2 Corporation, Red Mile Resources Inc., and all of the Limited Partners of Red Mile Resources Fund Limited Partnership.

(j)	Indemnification Agreement dated September 29, 2004 between Gibraltar Mines Ltd. and Wilshire Financial Services Inc.

(k)

General Partner Share Purchase Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Gibraltar Mines Ltd., 688888 BC Ltd. as Optionee dated September 29, 2004;

(l)

Shortfall Agreement between Red Mile Resources Inc. as general partner on behalf of Red Mile Resources Fund Limited Partnership, Wilshire (GP) No. 2 Corporation as general partner on behalf of Red Mile Resources No. 2 Limited Partnership, Wilshire Financial Services Inc., Gibraltar Mines Ltd.; and

(m)	Fee Agreement dated September 29, 2004 between Red Mile Resources Fund Limited Partnership and Taseko Mines Limited.

(n)

U.S. $30,000,000 7.125% Convertible Notes due 2011 issued by Taseko Mines Limited on August 29, 2006. The material agreements related to the Notes (all dated August 29, 2006) are the Trust Deed between Taseko and The Law Debenture Corporation PLC (the “Trustee”) governing the Notes, and Paying and Conversion Agency Agreement between Taseko and Citibank N>A> and the Trustee governing the payment of interest and convertibility of the Notes.

(o)	CAD $11,500,000 16% Convertible Secured Promissory Notes due August 31, 2007 purchased by Taseko as an investment from Continental Minerals Corporation on August 31, 2006.

The Company also has copper and molybdenum concentrate sales agreements and an operating agreement in place, which are in the normal course of business.

ITEM 16	INTERESTS OF EXPERTS

Mr Ian Thompson, P.Eng., is a person who:

(a)

who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Mr. Thompson has interest in the common shares of the Company, directly or indirectly, or through stock options, that represent less than 1% of the Company's outstanding share capital.

ITEM 17	ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko's Shareholder Communication Department by calling (604) 684-6365:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the 2006 annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.	CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

Management of the Company conducted an assessment of the effectiveness of the Company’s internal controls over financial reporting as of September 30, 2006. Based on its assessment, management concluded that the Company did not have effective review procedures associated with the Company’s accounting for income taxes and related disclosures. As a result, the Company recorded adjustments, including a material adjustment related to the future income tax asset valuation allowances, to correct errors in accounting and to fairly present its financial statements as of and for the year ended September 30, 2006.

In order to remediate the material weakness identified in Management’s Report on Internal Control Over Financial Reporting, the Company has retained tax consultants who are skilled in the area of taxation and related financial reporting. The consultants have assisted the Company in the preparation of its financial statements as of and for the year ended September 30, 2006 and will continue assisting the Company in its quarterly and annual financial statements with respect to income tax reporting.

Other than the material weakness discussed above, management concludes that the Company maintained effective internal controls over financial reporting as of September 30, 2006.

ITEM 20.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by section 1.4 of National Instrument 52-110 as well as by the rules of the American Stock Exchange. Mr. Elliott is an accredited Chartered Accountant in Canada.

B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is available on the Company’s website at www.tasekomines.com.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
Services:	September 30, 2006	September 30, 2005
Audit Fees	$407,500	$89,750
Audit-Related Fees(1)	18,000	–
Tax Fees	32,000	18,500
All Other Fees	–	–
	$457,500	$108,250

Note:

(1)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit- related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.	OFF BALANCE SHEET ARRANGEMENTS

None.